LAW OFFICES OF THOMAS G. AMON

                          500 Fifth Avenue, Suite 1650
                               New York, NY 10110
                                     -------
                               Tel: (212) 810-2430
                               Fax: (212) 810-2427

                                                     July 3, 2007


United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

             Re:  K2 Digital, Inc. Preliminary Proxy Statement on
                  Schedule 14A - File No. 001-11873
                  ---------------------------------

Dear Sir or Madam:

         We are in receipt of the Staff's comment letter dated June 29, 2007, and herewith submitted an amended Preliminary Proxy Statement in response thereto.

General

         1. We have revised the disclosure at page 23 of the Preliminary Prospectus, in response to the Staff's comment to more fully disclose the factual basis for exemption from registration of the shares to be issued to NCSI.

         2. The incorporation by reference to the Form 8-K filed on April 27, 2007 has been removed and complete financial statements, including Selected Financial Information, of NCSI has been included in the Preliminary Prospectus, as required by Part C of Form S-4.

         We have attached a statement from the Company acknowledging its responsibilities, as requested.

         The Company is hopeful to commence mailing of its Proxy on July 9, 2007 and therefore respectfully requests clearance of this amended Preliminary Prospectus on or before July 7, 2007.

Securities and Exchange Commission
July 3, 2007
Page 2 of 2


                                                     Sincerely,



                                                     Thomas G. Amon

Cc:  K2 Digital, Inc,
     Liebman Golberg & Drogin LLP